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SEC Mail Processing Section
MAR 05 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FocalPoint Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Blvd., Suite 1550
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Porter 310-405-7043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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RMS

OATH OR AFFIRMATION

I, David Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FocalPoint Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LORETTA WALSH GRUBER
COMM. #2128622
Notary Public - California
Los Angeles County
My Comm. Expires Oct. 1, 2019

Signature

Chief Financial Officer
Title

Notary Public LORETTA WALSH GRUBER

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

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Contents

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
FocalPoint Securities, LLC
Los Angeles, CA 90025

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of FocalPoint Securities, LLC, as of December 31, 2017 and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3(exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of FocalPoint Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FocalPoint Securities, LLC's management. My responsibility is to express an opinion on FocalPoint Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and I am required to be independent with respect to FocalPoint Securities, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
I have served as FocalPoint Securities, LLC's auditor since 2007.
Rocklin, CA
February 28, 2018

FocalPoint Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 2,104,454
Accounts receivable	144,072
Prepaid expenses	116,736
Furniture, fixtures and equipment, net of depreciation of $311,116	78,413
Leaseholds and Other Intangibles, net of amortization of $46,079	48,701
Security deposit	118,387
Total Assets	$ 2,610,763

Liabilities and Members' Equity

Liabilities	
Accrued compensation and bonuses	$ 1,480,520
Accounts payable and accrued expenses	177,732
Deferred lease liability	98,684
Total Liabilities	1,756,936
Members' Equity	853,827
Total Liabilities and Members' Equity	$ 2,610,763

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Income
Year Ended December 31, 2017

Revenues	
Investment banking fees	$ 11,125,672
Total Income	11,125,672
Expenses	
Members compensation and benefits	2,487,054
Employee compensation and benefits	6,006,834
Marketing	632,011
Rent	414,290
Travel and entertainment	263,556
Professional fees	237,834
Office and administration	219,898
Computer expenses	150,677
Research expenses	138,785
Telephone and communications	87,962
Depreciation and amortization	62,470
Insurance, licenses and fees	57,583
Regulatory fees and expenses	55,193
Taxes	53,684
Interest	6,523
Total Expenses	10,874,354
Net Income	$ 251,318

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2017

	Total
Balance, December 31, 2016	$ 602,509
Net Income	251,318
Balance, December 31, 2017	$ 853,827

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	251,318
Depreciation and amortization		62,470
Accounts receivable		(64,726)
Prepaid expenses		15,657
Advances		50,000
Accounts payable and accrued liabilities		24,465
Deposits		(51,337)
Accrued compensation and bonuses		1,035,492
State taxes payable		17,875
Deferred lease liability		(8,816)
Net cash from operating activities		1,332,398
Cash flows from investing activities:		
Purchases of property and equipment		(19,499)
Cash flows from financing activities:		
Draws from bank line of credit		650,000
Repayment of bank line of credit		(650,000)
Net cash from financing activities		0
Net increase in cash		1,312,899
Cash at beginning of year		791,555
Cash at end of year	$	2,104,454

SUPPLEMENTAL INFORMATION

Interest paid	$	6,523
Income taxes paid	$	53,684

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Notes to Financial Statements
December 31, 2017

Note 1 – Organization and Nature of Business

FocalPoint Securities. LLC (the "Company") was originally incorporated in the State of California on October 7. 1971 under the name of JB Financial. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Mergers and acquisitions services – raising capital and M&A services

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non-refundable retainers are invoiced in accordance with written terms of its engagement agreements. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800. The Company also pays taxes in the State of Illinois.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Note 2 - Significant Accounting Policies (continued)

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the useful life of the improvement or the term of the lease.

Note 3 - Fair Value

Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 - Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits. At December 31, 2017, there were cash balances on deposit of approximately $1,833,749 in excess of FDIC insured limits. Management believes the organizations are not exposed to any significant credit risk related to cash and equivalents.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $347,518 which was $230,389 in excess of its required net capital of $117,129. The Company had a net capital ratio of 5.05 to 1 at December 31, 2017.

Note 6 – Operating Lease Commitments

The Company leases facilities in Los Angeles and Chicago under a long-term agreement expiring on June 30, 2020 and January 30, 2024 respectively. The Company entered into a new lease agreement in Chicago during 2017 which commences on February 1, 2018. The annual rental commitments for years ending December 31, is as follows:

	Los Angeles	Chicago	Totals
2018	$ 408,750	$ 99,578	$ 508,328
2019	427,290	158,845	586,135
2020	218,394	162,819	381,213
2021	0	166,879	166,879
2022 Thereafter	0	360,968	360,968
Totals	$ 1,054,434	$ 949,089	$ 2,003,523

Rental expense for the year 2017 was $414,290, net of month to month sublease payments of $24,600.

Note 7 – Pension Plan

The Company adopted a new 401(k) plan in 2016 covering eligible employees of the Company. All fulltime employees are eligible to participate in the plan after one year of service. The company matches 10% of eligible employee contributions each year. The amount of matching contributions due for the year ended December 31, 2017 was $17,300, which is included in Accrued compensation and bonuses. Pension plan expenses of $11,877 for the year 2017 are included in Employee compensation and benefits. There were no 401(k) payments made to members during 2017.

Note 8 – Income Taxes

For the year ended December 31, 2017 the Company paid LLC taxes of $12,590 to the State of California Franchise Tax Board. In addition, the Company paid LLC taxes of $33,759 to the Illinois Department of Revenue.

Note 9 – Bank Loans

The Company maintains an operating line of credit with a local bank in the amount of $500,000, which is secured by personal guarantees of the Members. The interest rate on the operating line is calculated at the Wall Street Journal published prime rate plus 1%. At December 31, 2017 such interest rate was 5.50% with no outstanding balance on the line of credit. The average daily outstanding balance during the year ended December 31, 2017 was approximately $125,068.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period from its year end December 31, 2017 through February 28, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FocalPoint Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2017

Computation of Net Capital			
Total ownership equity from statement of financial condition		$	853.827
Nonallowable assets			
Accounts receivable	144.072		
Prepaid expenses	116.736		
Furniture, fixtures and equipment net of depreciation	78.413		
Leasehold improvement	48.701		
Security Deposit	118,387		(506,309)
Net Capital			347,518
Computation of Net Capital Requirements			
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness			117,129
Minimum dollar net capital required			5,000
Net Capital required (greater of above amounts)			117,129
Excess Capital			230,389
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)			171,824
Computation of Aggregate Indebtedness			
Total liabilities			1,756,936
Aggregate indebtedness to net capital			5.05

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 347,518
Variance	-
Net Capital per Audited Report	$ 347,518

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

FocalPoint Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Members
FocalPoint Securities, LLC
Los Angeles, CA 90025

I have reviewed management's statements, included in the accompanying FocalPoint Securities, LLC (the "Company") Exemption Report in which (1) FocalPoint Securities, LLC identified the following provisions of 17C.F.R. §15c3-3(k) under which the FocalPoint Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) ("exemption provisions"), and (2) the FocalPoint Securities, LLC stated that the FocalPoint Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The FocalPoint Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FocalPoint Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 28, 2018

FOCALPOINT
Investment Banking

FocalPoint Securities, LLC
11150 Santa Monica Blvd, Suite 1550
Los Angeles, CA 90025
310.405.7000 F:310.405.7077
www.focalpointllc.com

February 28, 2018

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

RE: SEC Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg;

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2) (i) the Company conducts business on a fully disclosed basis and does not execute nor clear securities transactions for any customers.

FocalPoint Securities, LLC met the rules of Section 240, 15c3-3 (k)(2)(i) exemption requirements for the period from January 1, 2017 through December 31, 2017.

Sincerely,

FOCALPOINT Securities, LLC
David R. Porter
Chief Financial Officer

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

To the Members
FocalPoint Securities, LLC
Los Angeles, CA 90025

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by FocalPoint Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of FocalPoint Securities, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating FocalPoint Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FocalPoint Securities, LLC's management is responsible for FocalPoint Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, California
February 28, 2018

SEC
Mail Processing
Section
MAR 05 2018
Washington DC
408

FocalPoint Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2017